[redacted]

09040814

AB 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires February 28, 2010
Estimated average burden
Hours per response 12.00

SEC FILE NUMBER
8 - 67707

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** AND ENDING **DECEMBER 31, 2008**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: — OFFICIAL USE ONLY

BIO-IB CAPITAL PARTNERS, LLC — **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

800 THIRD AVENUE – 4TH FLOOR

NEW YORK,	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HARRY WONG, Treasurer — **(212) 332 - 4377**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 — New York — NY — 10038

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/10

OATH OR AFFIRMATION

I, *ASHISH SANGHRAJKA* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
BIO-IB CAPITAL PARTNERS, LLC, as of DECEMBER 31, 2008,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SWORN TO BEFORE ME
THIS 26 DAY OF February 2008

X ____________________
Signature

____
Title

X ____________________
Notary Public

ZUBAIR KHAN
Notary Public, State of New York
No. 01KH6188785
Qualified In Queens County
Term Expires June 16, 2012

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***ASHISH SANGHRAJKA,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of

BIO-IB CAPITAL PARTNERS, LLC, as of **DECEMBER 31, 2008,**

are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

SWORN TO BEFORE ME
THIS 26 DAY OF February 2008

(Title)

(Notary Public)

ZUBAIR KHAN
Notary Public, State of New York
No. 01KH6188785
Qualified in Queens County
Term Expires June 16, 2012

BIO-IB CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

BIO-IB CAPITAL PARTNERS, LLC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS	
Cash and cash equivalents	$ 29,911
Total assets	$ 29,911
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Due to related party (Note 3)	$ 1,100
Total liabilities	1,100
Commitments and Contingencies (Note 3)	
Member's equity (Note 4)	28,811
Total liabilities and member's equity	$ 29,911

The accompanying notes are an integral part of these statements.

Note 1- Nature of Business

BIO-IB Capital Partners, LLC (The "Company"), a Limited Liability Company, is a broker/dealer of securities registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company was formed primarily to advise companies specializing in the pharmaceutical industry in the private placement of securities.

The Company is wholly owned by BIO-IB LLC (The "Parent").

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees over the life of the underlying agreement at the time work is performed and services are rendered.

b) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company, since the Company is a single member Limited Liability Company.

c) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market instruments to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- Expense Sharing

The Company entered into an Expense Sharing Agreement (the "Agreement") with the Parent whereby the Company pays the Parent a fee for rent, and office and administrative services provided to the Company. The fee is subject to periodic adjustment based on the relative cost of services provided.

In 2008, the Company was charged $1,100 for such services, all of which was owed as of December 31, 2008.

The Company subleases its premises from the Parent under a lease expiring February 1, 2010.

Note 4- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800%, 1500% after it is in business at least one year. At December 31, 2008, the Company's net capital of $28,811 was $23,811 in excess of the required net capital of $5,000.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Member of
BIO-IB Capital Partners, LLC
800 Third Avenue – 4th Floor
New York, NY 10022

We have audited the accompanying statement of financial condition of **BIO-IB Capital Partners, LLC** as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **BIO-IB Capital Partners, LLC** as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 11, 2009